PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-89355
(To Prospectus dated March 15, 2011)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Biotech HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated March 15, 2011 relating to the sale of up to 1,000,000,000 depositary receipts by the Biotech HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Biotech HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company1	Ticker	Share Amounts	Primary U.S. Trading Market
Affymetrix, Inc.	AFFX	4.0000	NASDAQ GS
Alkermes, Inc.	ALKS	4.0000	NASDAQ GS
Amgen Inc.	AMGN	64.4800	NASDAQ GS
Biogen Idec Inc.	BIIB	26.9500	NASDAQ GS
Enzon Pharmaceuticals, Inc.	ENZN	3.0000	NASDAQ GM
Gilead Sciences, Inc.	GILD	64.0000	NASDAQ GS
Human Genome Sciences, Inc.	HGSI	8.0000	NASDAQ GM
Life Technologies Corporation	LIFE	8.1774	NASDAQ GS
QLT Inc.	QLTI	5.0000	NASDAQ GS
Shire plc	SHPGY	6.8271	NASDAQ GS

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is May 25, 2011.

1 On May 17, 2011, the acquisition of Celera Corporation by Quest Diagnostics Incorporated became effective.  As a result, Celera Corporation will no longer be an underlying constituent of the Biotech HOLDRS Trust.  Quest Diagnostics Incorporated will not be added as an underlying constituent of the Biotech HOLDRS Trust.  In connection with the acquisition, Celera Corporation shareholders will receive $8.00 in cash for each share of Celera Corporation.  The Bank of New York Mellon will receive $32.00 for the 4 shares of Celera Corporation per 100 share round-lot of Biotech HOLDRS.  The Bank of New York Mellon will distribute cash at a rate of $0.32 per depositary share of Biotech HOLDRS. The record date for the distribution is May 31, 2011 and the payable date is to be determined.